

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2013

<u>Via E-mail</u>
Mr. James C. Raabe
Vice President and Chief Financial Officer
Lindsay Corporation
2222 North 111th Street
Omaha, Nebraska 68164

> **Re:** **Lindsay Corporation**
> **Form 10-K for the Fiscal Year Ended August 31, 2012**
> **Filed October 26, 2012**
> **File No. 001-13419**

Dear Mr. Raabe:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2012

Item 8. Financial Statements and Supplementary Data

Note A. Description of Business and Significant Accounting Policies

(4) Revenue Recognition, page 33

1.   We note your revenue recognition policy for leases of infrastructure property on page 19. Please tell us why you did not include this policy in the notes to your financial statements.

(5) Receivables and Allowances, page 33

2.   We note that you maintain an allowance for doubtful accounts that is based on the appropriate amount. Please tell us how you considered FASB ASC 310-10-35-8 in determining the losses from uncollectible accounts receivable.

(7) Cash and Cash Equivalents, page 33

3.   We note that your cash equivalents have original maturities of three months or less. Please tell us whether your cash equivalents are also highly liquid investments and meet the definition of cash equivalents in FASB ASC 305-10-20.

Note D. Income Taxes, page 38

4.   We note from the disclosure in the first paragraph on page 40 that you did not recognize a deferred tax liability for permanently reinvested foreign earnings. Please tell us the cumulative amount of the temporary difference and how you considered the disclosures required by FASB ASC 740-30-50-2.

Note L. Commitment and Contingencies, page 45

5.   We note your disclosures in the first paragraph of the section regarding various legal proceedings. Please clarify whether this includes your environmental remediation matters. While you state that you believe that the outcome of such matters will not have a material adverse effect on your business or financial condition, please tell us whether you expect these matters to have a material effect on your results of operations and cash flows.

6.   Further, with respect to your remediation efforts for groundwater at and near your Lindsay, Nebraska facility, please tell us what prompted the company to assess further potential site remediation and containment actions in the first quarter of fiscal 2012, as opposed to doing so in an earlier period. Please explain to us in more detail how you determined the amount of the accrual of $7.2 million and summarize the major components of that accrual. Discuss the factors which caused the significant increase in the amount accrued in fiscal 2012, as compared to fiscal 2011.

7.   We note the disclosure in the first paragraph on page 46. Please tell us whether your accrual includes your estimate of the costs related to the expected additional testing and environmental monitoring and remediation that will be required in the future as part of your ongoing discussions with the EPA regarding the development and implementation of the remedial action plans. As part of your response, please discuss how you considered the disclosures required by FASB ASC 450-20-50-4(b).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant